UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of January, 2025

Commission File Number: 001-14370

COMPANIA DE MINAS BUENAVENTURA S.A.A.

(Exact name of registrant as specified in its charter)

 BUENAVENTURA MINING COMPANY INC.
(Translation of registrant’s name into English)

AV. BEGONIAS NO. 415, 19TH FLOOR,
SAN ISIDRO, LIMA, PERU

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No  ☒

Free translation into English

January 8, 2025

Messrs.

Superintendencia del Mercado de Valores

Ref.: Notice of Material Information

Dear Sirs:

Through this notice and in accordance with Article 16.1 of the Regulation on Material and Reserved Information, SMV Resolution No. 005-2014-SMV-01, we inform you that:

We refer to the Notice of Material Information filed on December 30, 2024, by which we informed that Buenaventura has been awarded the Private Initiative in Assets Projects referred to as “Social Management, Design and Execution of Hydraulic Infrastructure Projects, Construction, Implementation and Exploitation of the Mining Concessions of the TG-3 Deposit of the El Algarrobo Project” (hereafter, the “El Algarrobo” project).

In this respect, we hereby provide supplemental information related to the aforementioned project:

In alignment with the strategy outlined by Buenaventura’s Board of Directors, which is focused on increasing company participation in copper projects or operations, we have been awarded the El Algarrobo Project, which includes the TG-3 mineralized deposit, with copper, silver and zinc contents.

In this regard, it is important to highlight El Algarrobo consists of three phases:

•	The first phase consists of a three-year period to reach a social agreement with the Apostol Juan Bautista de Locuto Rural Community for the development of the El Algarrobo Project.

•	Once the aforementioned agreement has been reached, the second phase of the Project will begin, which involves a five-year term for the management and obtaining of permissions and authorizations, the development of mining exploration activities, the elaboration of a Bankable Feasibility Study and the execution of the water project. Additionally, during this phase, Buenaventura will be able to exercise its option right granted by the State over the mining concessions found in the TG-3 deposit, provided that the project is deemed to be profitable and aligns with Buenaventura’s long-term strategy regarding reserves, production and life of mine.

•	In the case Buenaventura determines the viability of the Project, the third phase will proceed after exercising the option and signing the contract for the transfer of mining concessions, at which time Buenaventura will proceed with the design and construction of the future mining operation, which has a cost oscillating between US$ 400 million and US$ 800 million.

Sincerely,

DANIEL DOMINGUEZ VERA

MARKET RELATIONS OFFICER

COMPAÑIA DE MINAS BUENAVENTURA S.A.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPAÑÍA DE MINAS BUENAVENTURA S.A.A.

Date: January 13, 2025	By:	/s/ DANIEL DOMÍNGUEZ VERA
	Name:	Daniel Domínguez Vera
	Title:	Market Relations Officer